650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 21, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore. Accounting Branch Chief
Christine Dietz, Assistant Chief Accountant
Frank Knapp, Staff Accountant
Barbara C. Jacobs, Assistant Director
Mitchell Austin, Staff Attorney

Re:	Twitter, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-36164

Ladies and Gentlemen:

On behalf of Twitter, Inc. (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated April 13, 2015 containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than May 11, 2015.

Please do not hesitate to contact me at (650) 493-9300 if you have any questions or require additional information. I thank you in advance for your consideration.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Lisa Stimmell

Lisa Stimmell

cc:	Richard Costolo, Twitter, Inc.

Sean Edgett, Twitter, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

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